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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 205 SEC Mail Processing

ANNUAL REPORTS
FORM X-17A-5
PART III ☆ Washington, DC

APR 0 2 2025

SEC FILE NUMBER
8-50433

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____ APW Capital, Inc. _____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___100 Enterprise Drive, Suite 504___
(No. and Street)

___Rockaway___   ___NJ___   ___07866___
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Timothy L. Smith___   ___973-394-1069___   ___tim@aurorapw.com___
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Citrin Cooperman & Company, LLP___
(Name – if individual, state last, first, and middle name)

___180 Park Avenue, Suite 200___   ___Florham Park___   ___NJ___   ___07932___
(Address)   (City)   (State)   (Zip Code)

___11/02/2005___   ___2468___
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Timothy L. Smith_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____APW Capital, Inc._____, as of _____December 31_____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THEODORE W. HOWELL
NOTARY PUBLIC OF NEW JERSEY
COMMISSION # 2397097
MY COMMISSION EXPIRES 06/08/2025

Signature:

Title:
President

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

APW CAPITAL, INC.

DECEMBER 31, 2024

TABLE OF CONTENTS

Page



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 F 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
APW Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of APW Capital, Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of APW Capital, Inc. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of APW Capital, Inc.'s management. Our responsibility is to express an opinion on APW Capital, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to APW Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as APW Capital, Inc.'s auditor since 2025.
Florham Park, New Jersey
March 31, 2025

APW CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets:

Cash and cash equivalents	$	413,161
Deposit with clearing broker		250,000
Commissions receivable		666,426
Due from affiliates		290,448
Prepaid expenses and other assets		57,189
Due from insurance carrier		8,000
Due from stockholder		70,844
Property and equipment, net		516
Right of use asset - operating lease		53,774
Total assets	$	1,810,358

Liabilities and stockholders' equity:

Accounts payable and accrued expenses	$	101,883
Commissions payable		784,118
Due to affiliate		91,422
Operating lease liability		75,128
Total liabilities		1,052,551

Stockholders' equity:

Common stock - No par value, 2,500 shares authorized, 161.91 issued and outstanding	303,500
Additional paid-in capital	443,000
Retained earnings	11,307
Total stockholders' equity	757,807
Total liabilities and stockholders' equity	$ 1,810,358

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

<u>Nature of Business</u>

APW Capital, Inc. ("APW Capital" or the "Company") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). APW Capital operates pursuant to brokerage service agreements with clearing brokers, under which these clearing brokers assume and maintain APW Capital's customer accounts. APW Capital's clients are located throughout the United States. APW Capital's primary operating facilities are located in Rockaway, New Jersey.

<u>Securities Transactions</u>

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of APW Capital are recorded on a trade date basis. APW Capital does not take possession of customers' securities or commodities.

<u>Use of Estimates / Significant Estimates</u>

The preparation of this financial statement is in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities and accompanying notes. It is reasonably possible that the Company's estimates may change in the near term.

<u>Financial Instruments – Credit Losses</u>

The Company measures expected credit losses in accordance with FASB ASC Topic 326, Financial Instruments – Credit Losses, which requires a credit loss methodology, Current Expected Credit Losses ("CECL"), which dictates the recognition of credit losses, while also providing transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

<u>Commissions Receivable</u>

Commissions receivable represents unsecured amounts due from clearing brokers. Management periodically assesses the collectability of the amounts and has determined a corresponding allowance for credit losses is not required at this time. Interest and finance charges are not accrued on open balances.

The Company is engaged in various trading, brokerage and investment planning activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

The Company maintains its cash accounts at two financial institutions. Amounts held in a single account may at times exceed the insurance limit established by the Federal Deposit Insurance Corporation ("FDIC") of $250,000 per financial institution. At December 31, 2024, there was no concentration of credit risk for cash held in any one financial institution that exceeded the FDIC insurance limit.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and improvements are capitalized whereas, maintenance, minor repairs and replacements, which do not improve or extend the lives of the respective assets, are expensed as incurred. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets.

The Company reviews the recoverability of its long-lived assets on a periodic basis in order to identify events or changes in circumstances, which may indicate a possible impairment in accordance with the provisions of FASB ASC 360 - Property, Plant and Equipment, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The assessment for potential impairment is based primarily on the Company's ability to recover the unamortized balance of its long-lived assets from expected future cash flows from operations on an undiscounted basis. The Company believes that no such events or changes have occurred.

Income Taxes

The Company recognizes the amount of taxes payable or refundable for the year.

APW Capital has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the applicable federal and State of New Jersey tax laws.

The stockholders include their allocable share of taxable income or loss on their individual federal and state income tax returns. The Company is subject to regular audit by tax authorities. The Company believes that they have appropriate support for the positions taken on its tax returns. Management believes that the pass-through status would be sustained upon examination.

U.S. GAAP requires recognition and measurement of uncertain tax positions that the Company has taken or expects to take in its income tax returns. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As of December 31, 2024, the Company did not have any uncertain tax positions. This determination will always be subject to ongoing reevaluation as facts and circumstances require. The Company is subject to income tax examinations for tax returns within the statutory periods established by the respective jurisdictions.

Commissions Payable

Commissions and related clearing expenses for APW Capital are recorded on a trade date basis as securities transactions occur. Commissions payable represents amounts due to representatives for commissions earned in the current month.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Leases

The Company accounts for leases in accordance with ASC 842, Leases and it recognizes right of use ("ROU") assets and lease liabilities on the Statement of financial condition. The ROU assets and lease liabilities are reduced on a monthly basis to reflect the change in the net present value of the remaining lease obligations. As of December 31, 2024, the remaining ROU assets and lease liabilities amounted to $53,774 and $75,128, respectively.

The Company has one operating lease rental agreement for its New Jersey office operations. ROU assets represent the Company's right to use the underlying asset for the remaining lease term and lease liabilities represent the Company's obligation to make lease payments for the remaining lease term. ROU assets and lease liabilities are recognized at the commencement date based on the net present value of the lease payments over the remaining lease term. As the Company's leases do not provide an implicit interest rate, and the implicit interest rate is not readily determinable, the Company calculated its Incremental Borrowing Rate ("IBR") in accordance with ASC 842. The present value of the lease payments was determined using a 5% IBR.

Recently Adopted Accounting Pronouncement

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update ("ASU") No. 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment profit or loss and assets as required by ASU 2023-07 for interim periods. In accordance with ASU 2023-07, the Company is required to disclose significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. Additionally, ASU 2023-07 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

Recently Issued Accounting Pronouncement

In December 2023, FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures through changes to the rate reconciliation and income taxes paid information, disaggregated by federal, state, foreign, and individual jurisdictions equal to or greater than five percent. This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the new standard on its Statement of financial condition and related disclosures.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u> (continued)

<u>Subsequent Events</u>

Management has reviewed subsequent events and transactions that occurred after December 31, 2024 through the date the statement of financial condition was issued, March 31, 2025.

An arbitration matter was identified in 2023 and the Company accounted for estimated accruals in 2024. The matter was settled in March 2025 (see Note 10 – Contingencies and Commitments).

The Company's non-cancelable lease for office space, which is reflected as right of use – operating lease and lease liability on the accompanying statement of financial condition (see Note 4), was extended to December 31, 2025.

Management has determined that there are no nonrecognized subsequent events that require additional disclosure.

Note 2 - <u>Property and Equipment</u>

Property and equipment as of December 31, 2024 consists of the following:

	Estimated Useful Life	Balance 12/31/2024
Property and equipment	5 yrs	$ 7,200
Less: Accumulated depreciation		(6,684)
		$ 516

Note 3 - <u>Net Capital Requirements</u>

APW Capital is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At December 31, 2024, APW Capital had net capital of $270,179 which was $203,594 in excess of its required net capital of $66,585. APW Capital's ratio of aggregate indebtedness to net capital at December 31, 2024 was 3.70 to 1, which is less than the maximum allowable ratio of 15.00 to 1.

Note 4 - <u>Operating Lease</u>

At December 31, 2024, APW Capital is obligated under an operating lease for office space which expires on May 16, 2025. APW Capital is also liable for its proportionate share of increases in operating costs and real estate taxes related to the office space.

Note 4 - Operating Lease (continued)

Other Information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases $ 181,571

Weighted-average remaining lease term in years for operating leases   0.42
Weighted-average discount rate for operating leases   5.00%

Maturities of lease liabilities as of December 31, 2024 are as follows:

Fiscal Year Ending December:	Operating Lease
2025	$75,755
Net minimum lease payments	75,755
Less: Imputed interest	(627)
Present value of lease liabilities	75,128

Note 5 - Line of Credit

APW Capital has an available line of credit from which it can borrow a maximum amount of $100,000. There was no outstanding balance as of December 31, 2024 on the line of credit. Interest accrues at 7.75% per annum.

Note 6 - Related Party Transactions

Obligations from and to affiliates result from cash advances and expense sharing, which are non-interest bearing and due on demand. At December 31, 2024, APW Capital had obligations due from/(to) affiliates of $290,448 and ($91,422), respectively.

During the year ended December 31, 2024, APW Capital advanced its majority stockholder $55,734. After repayments of $70,000 the outstanding balance due from stockholder of APW Capital as of December 31, 2024 was $70,844 including accrued interest of $2,436. These advances are interest bearing at federal applicable rates (4.10% at December 31, 2024), unsecured and may be called on demand by the Company, at which time the loan is due and payable within 20 business days.

Note 7 - Profit Sharing Plan

APW Capital sponsors a 401(k) profit-sharing plan that covers all employees who meet certain eligibility requirements. APW Capital may, at its discretion, contribute to the plan.

Note 8 - Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2024 includes deposits with clearing broker-dealers of $250,000 and commissions receivable of $666,426. APW Capital clears its customer transactions as an introducing broker through other broker-dealers on a fully disclosed basis.

Note 9 - Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the statement of financial condition for these indemnifications.

Note 10 - Contingencies and Commitments

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The Company's policy is to evaluate each lawsuit in accordance with Rule 15c3-1(c)(2), which requires the Company to obtain an opinion from outside counsel regarding the potential material impact on the Company's net capital and effect of such a suit on the Company's financial condition.

In 2023 the Company received notification of a FINRA arbitration proceeding. In 2024 an amount of $40,000 for the claim was accrued based on conservative estimates. Additionally, the Company accrued a receivable from the insurance carrier of $8,000 in anticipation of a payout after the deductible was reached. In 2025 a final settlement was reached and on March 18, 2025 a payment was made for $10,949 with a savings of approximately $29,000 on the claim. Additionally in 2025 the Company will reverse the $8,000 receivable from the insurance carrier as the deductible was not reached.

Note 10 - <u>Contingencies and Commitments</u> (continued)

The Companies are subject to routine examinations by the Security and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). During 2023, APW Capital received notification from the SEC that it will be conducting an examination pursuant to Section 17(a) and (b) of the Securities Exchange Act of 1934. The SEC issued the Company their letter of findings in September 2024 and the Company issued their response in October 2024. No further action is expected.

Note 11 - <u>Segment Reporting</u>

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions. The Company has identified its President as the CODM, who uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is reported on the statement of financial condition as total assets.